EXHIBIT 99.1

PRESS RELEASE

Loncor Resources reports on the discovery drill hole at its Itali Prospect, Ngayu Project in the DR Congo

●	Intersection of 38.82 metres (true thickness 37.97 metres) grading 2.66 g/t Au
●	Potential for 1 kilometre of mineralized strike based on soil geochemistry and artisanal mining activity
●	Oxidation extends to at least 100 metres below the surface, increasing potential for significant volume of oxide material

Toronto, Canada – January 26, 2012 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN", NYSE-AMEX: "LON") is pleased to announce the results of its first drill hole at the Itali prospect, Ngayu Gold Project, northeastern Democratic Republic of the Congo (the "DRC").

The Itali prospect is located at the eastern end of the Imva Fold structure, in the north western part of the Ngayu greenstone belt (Figure 1).  The Imva Fold trends ENE – WSW over a strike of 30 kilometres, and comprises an interbedded sequence of banded ironstone formation (BIF), basaltic volcanics and metasedimentary schist.  Post-deformation, dioritic intrusives occur within and on the flanks of this fold structure.  Extensive strike-parallel faults have been interpreted from aeromagnetic data, and are possibly thrusts that formed during the NNW-SSE compression and folding event. Three of Loncor’s highest priority targets sit within the Imva Fold structure and will be a primary focus for the Company’s 2012 exploration program. The Itali prospect is located approximately 10km south of Loncor’s Makapela prospect, which was the focus of Loncor’s exploration drilling in 2011 and where the Company continues drilling with four core rigs as part of its objective to outline initial mineral resources during the second quarter of this year.

Interpretation of airborne magnetic and radiometric surveys, combined with results from BLEG (Bulk Leach Extractable Gold) and other geochemical surveys led to identification of the Imva Fold area as a significant gold prospect for follow-up exploration. One drill hole has been completed at Itali, with the objective of testing a trench intersection of 42.50 metres grading 2.11 g/t.  The drill hole is 161.85 metres in length and inclined at -50 degrees to the south, and was drilled parallel to and immediately below the trench.  Core recovery averaged  91% over the mineralized zones.

Hole	Northing UTM	Easting UTM	Azimuth	Inclination	Mineralization*
					From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)
NIDD001	207916	554185	180°	-50°	12.57	16.94	4.37	4.27	0.60
					25.48	31.50	6.02	5.89	0.59
					52.28	91.10	38.82	37.97	2.66
Assay results are uncut and at a cut-off of 0.5 g/t Au. Internal dilution of up to 4.5 metres at less than 0.5 g/t has been used for continuity in the reported  intersections

The main mineralized zone drilled at Itali consists of quartz veins and veinlets within basalt, overlain by graphitic schist (Figure 2).  Two lower-grade zones occur in the vicinity of the basalt/schist contact.  The main mineralized zone of 38.82 metres grading 2.66 g/t Au, dips to the north at 52 degrees, strikes east-west, and correlates closely with the trench intersection.  The rock is completely oxidised to a vertical depth of 110 metres below surface.

Artisanal workings and soil sampling results indicate that there is potential for the mineralization to extend along strike for approximately 500 metres to the east and west of the drilled section.  The strike and down-dip potential will be tested as part of the 2012 drill program at Itali.

As shown in Figure 1, Itali lies within one of four targets defined in the Imva Fold area by the Company’s BLEG geochemical survey (see the Company’s press release of December 12, 2011).

 “We are very encouraged with the results of this initial drilling at our Itali prospect,” commented President and CEO, Peter Cowley. “Besides the significant intersection which is almost true thickness, the depth of oxidation extends to over 100 metres below surface with the potential for significant amounts of oxide mineralization. Itali is within our highest priority Imva Fold target area where a number of BLEG geochemical stream sediment anomalies in favourable structural settings have been delineated. The targets cover more than 30 km of prospective strike, and follow-up ground work commenced this month.”

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags by Company geologists and sent to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania. The core samples were then crushed down to minus 2 mm, and split with one half of the sample pulverized down to 90% passing 75 microns. Gold analyses were carried out on 50 g aliquots by fire assay. Internationally recognized standards and blanks were inserted as part of the Company's internal QA/QC analytical procedures.

Qualified Person
The exploration results disclosed in this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff based in Beni, DRC, under the supervision of Dr. Howard Fall (Aus.I.M.M), the Company's Exploration Manager and a "qualified person" (as such term is defined in National Instrument 43-101).

Loncor Resources Inc. is a Canadian gold exploration company focused on two key projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects. The Company has exclusive gold rights to an area covering 4,550 km2 that covers most of the Ngayu Archaean greenstone belt in Orientale province in the northeast portion of the DRC. Loncor also owns or controls 54 exploration permits in North Kivu province, covering 17,760 square kilometres, located west of the city of Butembo. Both areas have historic gold production. Led by a team of senior exploration professionals with extensive African experience, Loncor’s strategy includes an aggressive drilling program to follow up on initial known targets as well as covering the entire greenstone belt with regional geochemical and geophysical surveys.  Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Forward-Looking Information: This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drilling and other exploration results, potential mineral resources, potential mineralization and the Company's exploration plans) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting exploration results and other geological data and the other risks involved in the mineral exploration business. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact:

Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856
or
Arnold T. Kondrat, Executive Vice President, (416) 366-2221 or 1 (800) 714-7938
or
Naomi Nemeth, Investor Relations, Telephone: (416) 366-2221, ext. 2802 or 1 (800) 714-7938

Figure 1 -	Itali lies within one of four targets defined in the Imva Fold area by the Company’s BLEG geochemical survey

Figure 2 -	The main mineralized zone drilled at Itali consists of quartz veins and veinlets within basalt, overlain by graphitic schist. The rock is completely oxidised to a vertical depth of 110 metres below surface